Exhibit 5.6

Your Ref:

Our Ref:A&A/1000907

26 July 2011

Addressees (as listed in the First Schedule)

Dear Sirs,

Offshore Group Investment Limited – Issue of Additional US$225,000,000 Senior Secured First Lien Notes Offering due 2015, resulting in the total issue of US$1,225,000,000 Senior Secured First Lien Notes due 2015

1.	Background

We have acted as counsel as to Malaysian law to

(a)	Offshore Group Investment Limited (“OGIL”);

(b)	Vantage Drilling (Malaysia) I Sdn. Bhd. (“VDM”); and

(c)	Vantage Drilling Labuan I Ltd (“VDL”).

in connection with the offer to exchange (i) up to US$225,000,000 of OGIL’s 11 1/2% Senior Secured First Lien Notes due 2015 (the “Exchange Notes”) for a like principal amount of OGIL’s outstanding 11 1/2% Senior Secured First Lien Notes due 2015 (the “Outstanding Notes” and together with the Exchange Notes, the “Notes”) and (ii) the guarantees (the “Guarantees”) of VDM and VDL relating to the Notes.

The Notes and the Guarantees thereof were issued pursuant to

(i)	Indenture dated as of July 30, 2010 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Original Indenture”), among OGIL, an exempted company incorporated with limited liability under the laws of the Cayman Islands, the Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee for the Holders (as therein defined) (in such capacity, the “Trustee”) and noteholder collateral agent (as therein defined) (in such capacity, the “Noteholder Collateral Agent”);

(ii)	that certain First Supplemental Indenture dated as of May 20, 2011 and that Second Supplemental Indenture, dated as of June 01, 2011 (together, as amended, amended and restated, supplemented or otherwise modified from time to time, the “Supplemental Indenture” and together with the Original Indenture, the “Indenture”), among OGIL, as issuer, the Guarantors, the Trustee and the Noteholder Collateral Agent; and that certain Purchase Agreement, dated as of May 20, 2011, between OGIL, the Guarantors and agreed to and accepted by Jefferies & Company, Inc., as representative of the Initial Purchasers, OGIL issued the Outstanding Notes.

In this opinion, except to the extent that the context requires otherwise and as otherwise defined in this opinion, the capitalized words, capitalized terms and expressions used herein which are not defined in this opinion shall bear the same meaning as the words, terms and expressions used in the Transaction Documents (as defined hereinafter).

For the purposes of this opinion,

(a)	OGIL and the Guarantors will each be individually referred to as a “Company” and together, the “Companies”;

(b)	VDM and VDL will be collectively referred to as the “Malaysian Entities” and each individually referred to as a “Malaysian Entity”; and

(c)	As the Malaysian Entities are amongst the Guarantors, any reference to the “Companies” accordingly includes the Malaysian Entities unless otherwise stated.

2.	Documents Reviewed

We have reviewed the originals, copies, drafts or conformed copies of the following documents:

2.1

The Certificate of Incorporation and Memorandum and Articles of Association of VDM as registered or adopted as at the date of incorporation, 25th day of January 2011 (the “VDM Certificate of Incorporation and Memorandum and Articles of Association”);

2.2

The Certificate of Incorporation and Memorandum and Articles of Association of VDL as registered or adopted as at the date of incorporation, 21st day of January, 2011 (the “VDL Certificate of Incorporation and Memorandum and Articles of Association”, and collectively with the VDM Certificate of Incorporation and Memorandum and Articles of Association, the “Certificates of Incorporation and Memorandum and Articles of Association”);

2.3	The written resolutions of the board of directors of each of the Malaysian Entities, each dated the 10th day of May, 2011 (the “Resolutions”);

2.4

The Certificate of Good Standing issued by the Companies Commission of Malaysia (the company registrar in Malaysia) in respect of VDM dated 24th day of May, 2011 (the “VDM Certificate of Good Standing”);

2.5

The Certificate of Good Standing issued by the Labuan Financial Services Authority (the Labuan entity registrar in Labuan) in respect of VDL dated 23rd day of May, 2011 (the “VDL Certificate of Good Standing”, and collectively with the VDM Certificate of Good Standing, the “Certificates of Good Standing”);

2.6	The certificates provided by an authorized director of each Malaysian Entity (the “Director’s Certificates”);

2.7	The documents listed in the Second Schedule hereto collectively referred to as the “Transaction Documents”.

3.	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of Malaysia which are in force on the date of this opinion. In giving this opinion, we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificates and the Certificates of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

3.1	The Transaction Documents and the Notes have been or will be authorized and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Malaysian Entities, the law of Malaysia);

3.2	The Transaction Documents and the Notes are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with the terms under the law of the State of New York and all other relevant laws (other than, with respect to the Malaysian Entities, the laws of Malaysia);

3.3	The choice of the law of the State of New York as the governing law of the Transaction Documents and the Notes has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than Malaysia) as a matter of the law of the State of New York and all other relevant laws (other than the laws of Malaysia);

3.4	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

3.5	All signatures, initials and seals are genuine;

3.6	The final execution version of each Transaction Document that is governed by the laws of Malaysia and that has been, or is to be, executed as a deed existed, or will exist, at the moment of execution as a single physical document (whether in counterpart or not) including the entire body of each relevant Transaction Document, the signature pages and any annexes and/or schedules thereto;

3.7	The power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Malaysian Entities, the laws of regulations of Malaysia) to enter into, execute, unconditionally deliver, and perform their respective obligations under the Transaction Documents;

3.8	The Exchange Notes will be issued and authenticated in accordance with the provisions of the Indenture;

3.9	Payment obligations of the Companies including the Malaysian Entities under the Transaction Documents (other than those governed by the laws of Malaysia) are unsubordinated and undeferred as a contractual matter under the governing law of the Transaction Documents and the parties to the Transaction Documents do not subsequently agree to subordinate or defer their claims.

4.	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

4.1	Each Malaysian Entity has been duly incorporated as a private company limited by shares, is validly existing and in good standing under the laws of Malaysia and has full power and authority to enter into and perform its obligations pursuant to the Transaction Documents to which it is a party;

4.2	Each Malaysian Entity has full power, capacity and authority under the laws of Malaysia (including under its Memorandum and Articles of Association) to enter into, execute and perform its obligations under the Transaction Documents to which it is a party;

4.3	The execution and delivery of the Transaction Documents to which it is a party by each Malaysian Entity and the performance of its obligations thereunder do not conflict with or result in a breach of any of the terms or provisions of its Memorandum and Articles of Association or any law, public rule or regulation applicable to the Companies in Malaysia currently in force;

4.4	The execution, delivery and performance of the Transaction Documents to which it is a party have been authorized by and on behalf of each Malaysian Entity and such Transaction Documents have been, or will be, duly executed and delivered on behalf of such Malaysian Entity and constitute the legal, valid and binding obligations of such Malaysian Entity enforceable in accordance with its terms;

5.	Qualifications

The opinions expressed above are subject to the following qualifications:

5.1	This opinion only relates to the laws of general application of Malaysia as at the date hereof and as currently applied by the Malaysian courts, and is given on the basis that it will be governed by and construed in accordance with the laws of Malaysia. We have made no investigation of, and do not express or imply any views on, the laws of any country other than Malaysia. In rendering this legal opinion, we have assumed:

5.1.1	the genuineness of all signatures on the Agreements referred above;

5.1.2	the completeness and conformity to originals of all Agreements and/or Documents supplied to us as copied and the authenticity of the originals of the Agreements and/or Documents;

5.1.3	that there have been no amendments to the Memorandum and Articles of Association of the Companies (other than the Malaysian Entities) examined by us;

5.1.4	that the Board of Directors’ Resolutions of the Companies (other than the Malaysian Entities) have been duly passed and have not been amended or rescinded and are in full force and effect; and

5.1.5	save to the extent expressly opined on or in this opinion, that all factual statements made in the Documents are correct and are not misleading due to the omission, whether willful or otherwise, of any material fact (as to which we express no opinion).

5.2	The term “enforceable” as used above means that the obligations assumed by the Malaysian Entities under the Transaction Documents and the Notes are of a type which the courts of Malaysia will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

5.2.1	enforcement may be limited by insolvency, liquidation, reorganization, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

5.2.2	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy; some claims may become barred under the statutes of limitation or may be or become subject to defenses of set off, counterclaim, estoppels and similar defenses;

5.2.3	where obligations are to be performed in a jurisdiction outside Malaysia, they may not be enforceable in Malaysia to the extent that performance would be illegal under the laws of that jurisdiction;

5.2.4	the Malaysian court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If a Malaysian Entity becomes insolvent and is made subject to a liquidation proceeding, the Malaysian court will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Malaysian Entity determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of Malaysia;

5.2.5	arrangements that may be regarded as penalties may not be enforceable in accordance with their terms, and the Malaysian courts may instead award only such damages or compensation as they deem reasonable in lieu of enforcing such arrangements;

5.2.6	the courts of Malaysia may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that such proceedings may be tried in a more appropriate forum; and

5.2.7	we reserve our opinion as to the enforceability of the relevant provisions of the Transaction Documents to the extent that they purport to grant exclusive jurisdiction to the courts of a particular jurisdiction as there may be circumstances in which the courts of Malaysia would accept jurisdiction notwithstanding such provisions;

5.3	Applicable court or other official fees will be payable in respect of the enforcement of the Transaction Documents;

5.4	To maintain the Malaysian Entities in good standing under the laws of Malaysia, annual filing fees must be paid and returns made to the Companies Commission of Malaysia (in the case of VDM) and the Labuan Financial Services Authority (in the case of VDL); each Malaysian Entity must make an entry in its Register of Charges in respect of the charges created by it under the Transaction Documents to which it is a party in order to comply with the applicable provision of Companies Act, 1965 of Malaysia or the Labuan Companies Act 1990 (as applicable); failure by VDM to comply with this requirement may invalidate any charge provided by VDM and it is in the interests of the secured parties that the Malaysian Entities should comply with the statutory requirements;

5.5	The obligations of the Malaysian Entities may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of Malaysia;

5.6	A certificate, determination, calculation or designation of any party to the Transaction Documents or the Notes as to any matter provided therein might be held by a Malaysian court not to be conclusive, final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error;

5.7	We make no comment with regard to the references to foreign statutes in the Transaction Documents or the Notes;

5.8	We note that it is contemplated that the Transaction Documents are dated “as of” a certain date. Whilst parties to an agreement may agree as a matter of contract, inter se, that the rights and obligations therein contained should, in so far as the same may be possible, take effect from a date prior to the date of execution and delivery, if as a matter of fact that agreement was executed and delivered after the date “as of” which it is expressed to be executed and delivered, the agreement only comes into effect on the actual date of execution and delivery and, with respect to third parties, the agreement in so far as the rights of third parties may be available thereunder, takes effect only from the actual date of execution and delivery;

5.9	We express no view as to the commercial terms of the Transaction Documents or the Notes or whether such terms represent the intentions of the parties and make no comment with respect to any representations which may be made by the Malaysian Entities, save and except to the extent expressly opined on herein.

This opinion may be relied upon by your advisers and your successors only in relation to the transaction specified above and lodged as an exhibit to the Registration Statement. We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement, if and to the extent that the Registration Rights Statement requires this opinion to be exhibited. Save for the foregoing this opinion shall not be transmitted delivered to nor relied on by any other person nor read as an opinion with respect to any other matter or used for any other purpose or quoted or referred to in any public document filed with anyone.

This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion should be taken as expressing an opinion in respect of any representations, warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion except as expressly confirmed herein.

Yours faithfully,

Lee Kin Hing	Azmi Mohd Ali
Associate	Senior Partner

First Schedule

Addressees

1.	Jefferies & Company, Inc.

As representative of the initial purchasers as listed in Schedule I of the Purchase Agreement

520 Madison Avenue

New York, New York 10022

2.	Wells Fargo Bank, National Association

As Trustee and Noteholder Collateral Agent

1445 Ross Avenue, 2nd Floor

MAC T5303-022

Dallas, Texas 75202-2812

Second Schedule

Transaction Documents

i.	The Indenture;

ii.	The Note Guarantee;

iii.	The Purchase Agreement, dated as of May 20, 2011 by and among Jefferies & Company, Inc. as representatives of the several initial purchasers (the “representative”), OGIL and the guarantors party thereto; and

iv.	The Registration Rights Agreement dated as of June 1, 2011 by and among the Representative, OGIL and the guarantors party thereto.